SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             Alteon WebSystems, Inc.
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                              (Name of Corporation)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   02145A 10 9
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                                 (CUSIP Number)

                                Deborah J. Noble
        Vice President, Corporate Secretary and Associate General Counsel
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6
                                     Canada
                                 (905) 863-1103
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 28, 2000
           ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                             ALTEON WEBSYSTEMS, INC.

         This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 7, 2000 by Nortel Networks Corporation with respect to the beneficial ownership of shares of Alteon WebSystems, Inc. Except as stated below, there have been no material changes in the facts and statements set forth in the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 7, 2000. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement on Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         The second paragraph of Item 5(a)-(b) is hereby amended and restated in its entirety by the following paragraph:

         Mr. Anil Khatod, President, Internet Business Solutions, of Nortel Networks beneficially owns, in his individual capacity, 500 shares of Alteon Common Stock. Nortel Networks disclaims any beneficial ownership of such shares. Except as set forth in this Item 5, none of Nortel Networks or, to the best of Nortel Networks' knowledge, any of the other individuals named in Schedule I hereto beneficially owns any shares of Alteon Common Stock.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 11, 2000


                              NORTEL NETWORKS CORPORATION


                              By: /s/ Nicholas J. DeRoma
                                  ------------------------
                              Name:  Nicholas J. DeRoma
                              Title: Chief Legal Officer


                              By: /s/ Blair F. Morrison
                                  ------------------------
                              Name:  Blair F. Morrison
                              Title: Assistant Secretary